SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town
Wenling, Zhejiang Province
People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

This current report is filed to disclose the Registrant’s quarterly financial statements and financial notes for the nine months ended September 30, 2016. It satisfies the Registrant’s commitment in the underwriting agreement of IPO to file quarterly financial statements with the SEC using a Form 6-K.

FULING GLOBAL INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Consolidated Financial Statements (unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2016 and December 31, 2015	1

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income for the Three and Nine Months Ended September 30, 2016 and 2015	2

Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2016 and 2015	3

Notes to Unaudited Condensed Consolidated Financial Statements	4–25

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	December 31,
	2016	2015

ASSETS
Current Assets:
Cash and cash equivalents	$2,254,051	$15,573,554
Restricted cash	2,581,118	2,129,162
Certificates of deposit	102,902	3,186,892
Accounts receivable, net	16,875,831	14,725,030
Advances to supplier, net	729,040	312,328
Inventories, net	16,051,742	13,493,685
Prepaid expenses and other current assets	3,065,000	425,477
Total Current Assets	41,659,684	49,846,128

Property, plant and equipment, net	29,956,045	21,556,866
Intangible assets, net	9,885,970	1,778,264
Prepayments for construction and equipment purchase	3,451,507	2,003,400
Other non-current assets	166,239	225,500
Deferred tax assets	467,177	319,252
Total Assets	$85,586,622	$75,729,410

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings	$15,783,833	$15,264,827
Bank notes payable	3,148,595	2,839,783
Advances from customers	658,849	597,226
Accounts payable	12,503,674	10,972,851
Accrued and other liabilities	2,136,670	1,808,135
Taxes payable	383,406	743,147
Loan from third parties	-	184,851
Total Current Liabilities	34,615,027	32,410,820

Long term borrowing	843,715	-
Total Liabilities	35,458,742	32,410,820

Commitments and contingencies

Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,732,795 shares issued and outstanding as of September 30, 2016 and December 31, 2015	15,733	15,733
Additional paid in capital	29,825,878	29,722,127
Statutory reserve	3,748,541	2,868,844
Retained earnings	16,795,586	10,182,213
Accumulated other comprehensive income (loss)	(460,764)	392,450
Total Fuling Global Inc.'s equity	49,924,974	43,181,367

Noncontrolling interest	202,906	137,223
Total Shareholders' Equity	50,127,880	43,318,590

Total Liabilities and Shareholders' Equity	$85,586,622	$75,729,410

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2016	2015	2016	2015

Revenues	$27,900,613	$22,408,759	$73,072,804	$68,154,114
Cost of goods sold	20,976,558	16,164,344	53,611,804	49,843,677
Gross Profit	6,924,055	6,244,415	19,461,000	18,310,437

Operating Expenses
Selling expenses	1,728,965	1,754,821	4,812,765	4,891,326
General and administrative expenses	2,143,300	1,120,577	5,692,015	3,798,716
Research and development expenses	642,606	650,570	1,736,919	1,583,449
Total operating expenses	4,514,871	3,525,968	12,241,699	10,273,491

Income from Operations	2,409,184	2,718,447	7,219,301	8,036,946

Other Income (Expense):
Interest income	7,507	30,337	25,086	49,298
Interest expense	(187,503)	(268,890)	(615,878)	(906,794)
Subsidy income	196,447	213,357	2,054,436	367,779
Foreign currency transaction gain (loss)	(287,642)	459,360	134,885	754,923
Other expense, net	171,055	(56,427)	(21,940)	(147,232)
Total other income (expense), net	(100,136)	377,737	1,576,589	117,974

Income Before Income Taxes	2,309,048	3,096,184	8,795,890	8,154,920

Provision for Income Taxes	308,594	410,456	1,237,137	1,155,524

Net Income	$2,000,454	$2,685,728	$7,558,753	$6,999,396

Less: net income (loss) attributable to noncontrolling interest	(70,153)	(44,826)	65,683	40,612

Net income attributable to Fuling Global Inc.	2,070,607	2,730,554	7,493,070	6,958,784

Other Comprehensive Income
Foreign currency translation loss	(271,722)	(782,876)	(853,214)	(782,078)
Comprehensive income attributable to Fuling Global Inc.	$1,798,885	$1,947,678	$6,639,856	$6,176,706

Earnings per share
Basic and diluted	$0.13	$0.23	$0.48	$0.60

Weighted average number of shares
Basic and diluted	15,732,795	11,666,667	15,732,795	11,666,667

Cash dividends per share
Basic and diluted	$-	$-	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

2

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended September 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,558,753	$6,999,396
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	103,752	-
Deferred tax benefit	(147,925)	-
Depreciation and amortization	2,025,892	1,650,944
Bad debt provisions	93,672	57,193
Inventory reserve	38,592	-
Gain on disposal of fixed assets	(12,811)	-
Changes in operating assets:
Accounts receivable	(2,390,053)	778,619
Advances to suppliers	(2,051,239)	(1,101,282)
Inventories	(2,755,941)	(714,486)
Other assets	(2,667,035)	543,807
Changes in operating liabilities:
Accounts payable	1,633,617	(4,967,288)
Advance from customers	76,931	(85,926)
Taxes payable	(345,894)	42,374
Accrued and other liabilities	329,547	(250,549)
Net cash (used in) provided by operating activities	1,489,859	2,952,802

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(3,115,264)	(2,002,241)
Payments of construction in progress	(6,113,768)	-
Cash receipts from disposal property and equipment	19,483	-
Cash receipts from certificates of deposit	3,039,711	-
Prepayments for construction and equipment purchase	(1,518,656)	(1,049,349)
Purchase of intangible assets	(8,378,405)	(266,947)
Net cash used in investing activities	(16,066,898)	(3,318,537)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	20,633,979	36,160,712
Repayments of short-term borrowings	(19,695,027)	(35,409,841)
Proceeds from long-term borrowings	843,715	-
Proceeds from bank notes payable	4,839,723	4,084,697
Repayments of bank notes payable	(4,449,644)	(4,714,801)
Repayment of third party borrowing	(182,365)	-
Repayments of loans from related parties	-	(38,102)
Change of restricted cash	(515,902)	1,393,471
Net cash provided by financing activities	1,474,479	1,476,136

EFFECT OF EXCHANGE RATES CHANGES ON CASH	(216,942)	(100,598)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(13,319,503)	1,009,803

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	15,573,554	1,399,714

CASH AND CASH EQUIVALENTS, ENDING OF THE PERIOD	$2,254,051	$2,409,517

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$579,693	$967,248
Income tax paid	$1,693,233	$1,168,820
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$876,753	$1,129,339
Transfer from advance payments to fixed assets	$1,581,582	$918,858

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Fuling Global Inc. (“Fuling Global”) is a Cayman Islands corporation established on January 19, 2015.

Total Faith Holdings Limited (“Total Faith”) is a wholly-owned subsidiary of Fuling Global formed in accordance with laws and regulations of the British Virgin Islands in April 2004.

Fuling Global and its subsidiary Total Faith are holding companies whose only asset, held through a subsidiary, is 100% of the registered capital of Taizhou Fuling Plastics Co., Ltd. (“Taizhou Fuling”), as well as 49% ownership of Domo Industry Inc. (“Domo”).

Taizhou Fuling has four wholly-owned subsidiaries, Zhejiang Great Plastics Technology Co., Ltd. (“Great Plastics”), Direct Link USA LLC (“Direct Link”), Fuling Plastic USA, Inc. (“Fuling USA”) and Wenling Changli Import and Export Co., Ltd (“Wenling Changli”), which was newly established in September 2016 in the People’s Republic of China (“PRC” or “China”).

Fuling Global, Total Faith, Domo, Taizhou Fuling and Taizhou Fuling’s subsidiaries (herein collectively referred to as the “Company”) are engaged in the production and distribution of environmentally friendly plastic service ware in China, Europe and U.S. Products exported to the U.S. and Europe are primarily sold to major fast food restaurant chains and wholesalers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The Company’s unaudited condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the financial statements of Fuling Global, Total Faith, Domo, Taizhou Fuling and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the financial statements have been included.

These interim unaudited financial statements should be read in conjunction with the financial statements for the year ended December 31, 2015, included in the Company’s annual report on Form 20-F filed with SEC on March 30, 2016. The interim financial statements follow the same accounting policies and methods of computations as the audited financial statements for the year ended December 31, 2015. Interim results are not necessarily indicative of results to be expected for the full year.

4

In accordance with accounting standards regarding consolidation of variable interest entities (“VIE”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company has concluded that Domo is a VIE, based on the facts that Total Faith has a majority of voting rights on the board of directors and is obligated to absorb a majority of the risk of loss from Domo's economic performance. Based on our evaluation of the VIE, we are the primary beneficiary of its risks and rewards; therefore, we consolidate Domo for financial reporting purposes.

The following tables set forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE, which were included in the Company’s consolidated balance sheets, statements of comprehensive income and cash flows:

	September 30, 2016	December 31, 2015

Current assets	$3,235,890	$2,179,580
Non-current assets	(9,847)	-
Total assets	3,226,043	2,179,580

Third-party liabilities	(747,250)	(498,614)
Intercompany payables*	(2,080,938)	(1,412,380)
Total liabilities	(2,828,188)	(1,910,994)
Net assets	$397,855	$268,586

*Payables to Taizhou Fuling and Great Plastics are eliminated upon consolidation.

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Revenue	$2,263,583	$1,980,817	$5,618,904	$5,665,369
Net income (loss)	$(35,195)	$(87,894)	$231,149	$79,632

5

	For the nine months ended
	September 30, 2016	September 30, 2015

Net cash used in operating activities	$(448,052)	$(1,989,635)
Net cash provided by financing activities*	$668,558	$1,901,312
Net increase (decrease) in cash and cash equivalents	$220,506	$(88,323)

* Intercompany financing activities are eliminated upon consolidation.

The Company has the power to direct activities of the VIE and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of VIE that can only be used to settle obligations of the VIE. The creditors of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in normal course of business.

Non-controlling interests

Non-controlling interests result from the consolidation of 49% owned subsidiary Domo.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the financial statements.

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, and the recoverability of long-lived assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

6

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure short-term bank notes payable and bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes and bank borrowings, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable and bank borrowings. The notes payable and bank borrowings are generally short term in nature due to their short maturity period of three months to one year; thus, restricted cash is classified as a current asset.

As of September 30, 2016 and December 31, 2015, the Company had restricted cash of $2,581,118 and $2,129,162, respectively, of which $1,675,878 and $1,153,444, respectively, was related to the bank acceptance notes payable (see Note 9), and $851,010 and $955,426, respectively, was related to the letters of credit (see Note 11). The remaining $54,230 and $20,292, respectively, were related to other miscellaneous deposits made in bank.

Certificates of deposit

As of September 30, 2016 and December 31, 2015, certificates of deposit with original maturities of more than ninety days amounted to $102,902 and $3,186,892, respectively.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management's estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or market value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

7

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	10–20 years
Leasehold improvement	Lesser of useful life and lease term
Machinery equipment	3–10 years
Transportation vehicles	4–10 years
Office equipment and furniture	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statement of income in other income and expenses.

Intangible Assets

Intangible assets consist primarily of land use rights, trademark and patents. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Land use rights	50 years
Trademark	10 years
Patents	7-10 years

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2016 and December 31, 2015.

8

Revenue Recognition

Revenue from product sales is recognized, net of estimated provisions for sales allowances, when the merchandise is shipped and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Historically, sales returns have been minimal.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at September 30, 2016 and December 31, 2015.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities for three years from the date of filing. As of September 30, 2016, the tax years ended December 31, 2010 through December 31, 2015 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded $467,411 and $290,062 VAT recoverables net of payments in the accompanying financial statements as of September 30, 2016 and December 31, 2015, respectively. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess. Since a majority of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures.

All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

9

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2016	December 31, 2015	September 30, 2015

Period-end spot rate	US $1=RMB 6.67022	US $1= RMB 6.4917	US $1= RMB 6.3638

Average rate	US $1=RMB 6.58022	US $1= RMB 6.2288	US $1= RMB 6.1735

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

10

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash, accounts receivable, advance to vendors, accounts payable, accrued expenses, advances from customers, notes payable to approximate the fair value of the respective assets and liabilities at September 30, 2016 and December 31, 2015 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term borrowings approximates fair value at September 30, 2016 and December 31, 2015 based on the terms of the borrowings and current market rates as the rate is reflective of the current market rate.

Concentrations and Credit Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of September 30, 2016 and December 31, 2015, $3,337,718 and $17,801,169 of the Company’s cash and cash equivalents, certificates of deposit and restricted cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Substantially all of the Company’s sales are made to customers that are located primarily in the USA and Europe. The Company’s operating results could be adversely affected by the government policy on exporting business, foreign exchange rate fluctuation, and local market condition change. The Company has a concentration of its revenues and receivables with specific customers. For the nine months ended September 30, 2016, one customer accounted for 14% of total revenue. For the nine months ended September 30, 2015, one customer accounted for 11% of total revenue. For the three months ended September 30, 2016, one customer accounted for 10% of total revenue. For the three months ended September 30, 2015, two customers accounted for 12% and 12% of total revenue, respectively. As of September 30, 2016, three customers’ account receivable accounted for 20%, 10% and 10% of the total outstanding accounts receivable balance, respectively. As of December 31, 2015, two customers' account receivable accounted for 30% and 10% of the total outstanding accounts receivable balance, respectively.

11

For the nine months ended September 30, 2016, the Company purchased approximately 20% and 17% of its raw materials from two major suppliers, respectively. For the nine months ended September 30, 2015, the Company purchased approximately 19% and 14% of its raw materials from two major suppliers, respectively. For the three months ended September 30, 2016, the Company purchased approximately 22% and 17% of its raw materials from two major suppliers, respectively. For the three months ended September 30, 2015, the Company purchased approximately 22% and 12% of its raw materials from two major suppliers, respectively. As of September 30, 2016, advanced payments to four major suppliers accounted for 37%, 15%, 12% and 10% of the total advance payments outstanding, respectively. As of December 31, 2015, advanced payments to two major suppliers accounted for 49% and 10% of the total advance payments outstanding, respectively.

A loss of either of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

Risks and Uncertainties

The major operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent Accounting Pronouncements

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows”. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4)Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

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In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory”, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-06 will be effective for the Company in its first quarter of 2019. The Company is currently evaluating the impact of adopting ASU 2016-16 on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. The amendments affect reporting entities that are required to evaluate whether they should consolidate a variable interest entity in certain situations involving entities under common control. Specifically, the amendments change the evaluation of whether a reporting entity is the primary beneficiary of a variable interest entity by changing how a reporting entity that is a single decision maker of a variable interest entity treats indirect interests in the entity held through related parties that are under common control with the reporting entity. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	September 30, 2016	December 31, 2015
Trade accounts receivable	$16,984,776	$14,825,914
Less: allowances for doubtful accounts	(108,945)	(100,884)
Accounts receivable, net	$16,875,831	$14,725,030

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	September 30, 2016	December 31, 2015
Raw materials	$3,491,085	$2,245,382
Work-in-progress	1,243,823	819,423
Finished goods	11,448,852	10,523,395
Inventory valuation allowance	(132,018)	(94,515)
Total inventory	$16,051,742	$13,493,685

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NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	September 30, 2016	December 31, 2015
Property and Buildings	$7,330,433	$7,532,019
Leasehold improvement	1,722,562	1,722,562
Machinery and equipment	23,362,975	19,467,526
Automobiles	931,276	913,888
Office and electric equipment	732,584	736,808
Subtotal	34,079,830	30,372,803
Construction in progress	6,386,732	96,112
Less: accumulated depreciation	(10,510,517)	(8,912,049)
Property and equipment, net	$29,956,045	$21,556,866

Depreciation expense was $1,914,329 and $1,625,741 for the nine months ended September 30, 2016 and 2015, respectively. Depreciation expense was $668,663 and $558,388 for the three months ended September 30, 2016 and 2015, respectively.

Construction in progress represents costs of construction incurred for the Company's new plant and equipment. The construction for the Company’s new plant in the U.S. has been completed and put in use in July 2015. The Construction in progress as of September 30, 2016 represents cost of construction for its facility expansion in China. The Company started Phase I of the construction has been started in April 2016. The Phase I of the construction is expected to be completed in the middle of 2017 with a total value around $6 million.

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NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	September 30, 2016	December 31, 2015
Land use rights	$10,239,000	$2,027,918
Trademark	6,926	7,117
Patents	4,930	5,065
Total	10,250,856	2,040,100
Less: accumulated amortization	(364,886)	(261,836)
Intangible assets, net	$9,885,970	$1,778,264

Amortization expense was $111,563 and $25,203 for the nine months ended September 30, 2016 and 2015, respectively. Amortization expense was $50,616 and $5,453 for the three months ended September 30, 2016 and 2015, respectively.

Estimated future amortization expense for intangible assets is as follows:

Periods ending September 30,	Amortization expense

2017	$45,599
2018	45,444
2019	44,899
2020	44,720
2021	44,572
Thereafter	9,660,736
$9,885,970

During the nine months ended September 30, 2016, the Company paid RMB 55,131,750 (approximately $8.3 million) for land use right in order to construct a new plant in Wenling to increase its production capacity.

NOTE 7 – PREPAYMENTS FOR CONSTRUCTION AND EQUIPMENT PURCHASE

As of September 30, 2016, the Company made following prepayments for its new plant in Taizhou, China:

	As of	As of
	September 30, 2016	December 31, 2015
Prepayments for equipment purchase	$401,233	$2,003,400
Prepayments for land construction	3,050,274	-
	$3,451,507	$2,003,400

The Company started Phase I of the construction has been started in April 2016. The construction is expected to be completed in the middle of 2017 and the Phase II commercial production is expected to commence in 2017.

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NOTE 8 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term Borrowings

Short-term borrowings represent amounts due to various banks and other companies normally maturing within one year. The principal of the borrowings are due at maturity. Accrued interest is due either monthly or quarterly.

Short-term borrowings consisted of the following:

		As of	As of
		September 30, 2016	December 31, 2015
Agricultural Bank of China (“ABC”)	(1)	$1,124,401	$1,155,321
China Construction Bank (“CCB”)	(2)	-	1,232,343
China Merchants Bank (“CMB”)	(3)	2,849,483	1,000,293
PingAn Bank (“PAB”)	(4)	1,499,201	2,310,643
China Citic Bank (“CITIC”)	(5)	1,948,961	1,622,457
Industrial and Commercial Bank of China (“ICBC”)	(6)	3,972,883	4,079,145
Bank of China (“BOC”)	(7)	4,295,019	3,864,625
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “long-term borrowing” below and Note 11)		93,885	-
Total		$15,783,833	$15,264,827

(1)

In February 2016, Great Plastics entered into a short-term bank loan agreements with ABC for $674,640 for twelve months. One loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 70.25 basis points while the other loan bears a variable interest rate that equals to 130% of the prevailing interest rate. The effective rates are 5.0% and 5.06% per annum, respectively. The loans were guaranteed by the assets of a third party guaranty company and a shareholder of the Company.

In July 2016, Great Plastics entered into a short-term bank loan agreements with ABC for $449,761 for twelve months. One loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 70.25 basis points while the other loan bears a variable interest rate that equals to 130% of the prevailing interest rate. The effective rates are 5.0% and 5.06% per annum, respectively. The loans were guaranteed by the assets of a third party guaranty company and a shareholder of the Company.

In May 2015, Great Plastics entered into two short-term bank loan agreements with ABC for twelve months. One loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 70.25 basis points while the other loan bears a variable interest rate that equals to 130% of the prevailing interest rate. The effective rates are 5.0% and 5.06% per annum, respectively. The loans were guaranteed by the assets of a third party guaranty company and a shareholder of the Company. This loan had been repaid in full upon maturity.

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In January and May 2015, Great Plastics entered into two short-term bank loan agreements with ABC for twelve and six months, respectively. The loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30 basis points. The effective rates were 5.06% and 5.58% per annum, respectively. The loans were guaranteed by the assets of Great Plastics, a third party guaranty company and a shareholder of the Company. These loans had been repaid in full upon maturity.

(2)	In February and March 2016, Taizhou Fuling entered into two loan agreements with CCB for total of $1.25 million for five and four months respectively. The loans bear fixed interest rate of 4.57% and 2.88%, respectively. These loans had been repaid in full upon maturity.

In July 2015, Taizhou Fuling entered into a short term bank loan agreement with CCB for $1,232,343 for twelve months. The loan bears interest rate that equals to China's one year loan prime rate, plus 29.25 base points. The effective interest rate is 5.14% per annum. This loan had been repaid in full upon maturity.

These loans are guaranteed by the Company’s principal shareholders and Zhejiang Special Plastics Technology Co., Ltd. (“Special Plastics”), an affiliated company owned by a shareholder of the Company. In addition, the Company has pledged land use rights, properties and machinery equipment of Taizhou Fuling as collaterals for the loans outstanding as of September 30, 2016 and December 31, 2015.

(3)	During first nine months 2016, Taizhou Fuling entered into a series of five short-term bank loan agreements with CMB for five to twelve months. The interest rates ranging from 1.10% to 6.09% per annum. $750,000 of them had been repaid subsequently.

In October and December 2015, Taizhou Fuling entered into two short-term bank borrowing agreements for approximately $1.0 million (RMB 6.5 million) with CMB for six months. The loan bears a variable interest rate based on published six-month London Interbank Offered Rate (“LIBOR”), plus 60 basis points. The effective rates were 1.13% and 1.42% per annum, respectively. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair. These loans had been repaid upon maturity.

(4)	In March 2016, Great Plastics entered into three short-term bank borrowing agreements with PAB with a total amount of $2,257,564 for six months. These loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30% of the prevailing interest rate. The effective rate is 5.98%. The loans are guaranteed by the assets of Great Plastics. These loans had been repaid upon maturity.

In September 2016, Great Plastics entered into two short-term bank borrowing agreements with PAB with a total amount of $1,499,201 for six months. These loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30% of the prevailing interest rate. The effective rate is 5.08%. The loans are guaranteed by the assets of Great Plastics.

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In March 2015, Great Plastics entered into three short-term bank borrowing agreements with PAB with a total amount of $2,310,643 for six months to one year. The effective rates were 6.4%, 7.06% and 6.8% per annum, respectively. The loans were also guaranteed by the assets of Great Plastics. These loans had been repaid upon maturity.

(5)	During the year of 2015, Taizhou Fuling and Great Plastics, entered into a series of short-term bank borrowing agreements with CITIC. The terms of the loans are four to twelve months. The interest rate was equal to three-month LIBOR. The loans were fully repaid on March 17, 2016.

In January 2016, Taizhou Fuling entered into loan agreement with CITIC for $1,204,034 for ten months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 135.5 base points. The effective rates were 5.57% per annum, respectively. The loan is guaranteed by Taizhou Fuling’s general manager.

In April 2016, Great Plastics entered into a loan agreement with CITIC for $752,521 for six months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, minus 90 base points. The effective rates were 5.1% per annum, respectively. The loan is guaranteed by Special Plastics, Taizhou Fuling’s general manager and Chair.

(6)

In February 2016, Taizhou Fuling entered into a loan agreement with ICBC for $583,000 for five months, with fixed interest rate of 3.5%. This loan had been repaid upon maturity.

In April 2016, Taizhou Fuling entered into a loan agreement with ICBC for $674,640 for five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 161.6 base points. The effective rate was 5.92% per annum. This loan was had been repaid upon maturity.

In July 2016, Taizhou Fuling entered into two loan agreements with ICBC for $599,680 and $599,680 respectively for twelve and five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 161.6 base points. The effective rate was 5.00% per annum.

In September 2016, Taizhou Fuling entered into a loan agreement with ICBC for $674,640 for five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 113.75 base points. The effective rate was 5.44% per annum.

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In November 2015, Taizhou Fuling entered into a short-term bank borrowing agreements with ICBC for $1,349,281. The terms of the loans was one year, with fixed interest rates ranging from 2.33% to 6.16% per annum. This loan was guaranteed by the shareholders of Fuling Global. In addition, the Company has pledged the land use rights and properties as collateral.

In December 2015, Taizhou Fuling entered into a short-term bank borrowing agreements with ICBC for $749,600. The terms of the loans was one year, with fixed interest rates ranging from 2.33% to 6.16% per annum. This loan was guaranteed by the shareholders of Fuling Global. In addition, the Company has pledged the land use rights and properties as collateral.

During 2015, Taizhou Fuling also entered into a series of short-term bank borrowing agreements with ICBC for $1,980,264. The terms of the loans were five months to one year, with fixed interest rates ranging from 2.33% to 6.16% per annum. These loans were guaranteed by the shareholders of Fuling Global. In addition, the Company has pledged the land use rights and properties as collateral.

(7)	During the first three quarters in 2016 and the year ended December 31, 2015, Taizhou Fuling and Great Plastics entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are three to twelve months, with fixed interest rates based on LIBOR (for loans dominated in USD) or prime loan rates issued by People's Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 1.56% to 5.9% per annum. The loans to Taizhou Fuling are guaranteed by Great Plastics and Taizhou Fuling’s general manager. The loans to Great Plastics are guaranteed by Taizhou Fuling’s general manager and Chair of the Board.

As of September 30, 2016 and December 31, 2015, land use rights in the amount of $1,592,191 and $1,499,417, property and buildings in the amount of $4,259,081 and $4,378,554 and equipment in the amount of $4,610,188 and $5,236,272, respectively, were pledged for the above loans.

Long-term Borrowing

On September 28, 2016, Fuling USA entered into a ten-year Machinery and Equipment Loan Agreement with the Pennsylvania Industrial Development Authority for $937,600, with fixed interest rate of 1.75%. Official closing date of the loan was September 28, 2016, but Fuling USA didn’t receive the deposit until October 3, 2016. This loan is collateralized by the machinery and equipment, worth of approximately $1.7 million.

NOTE 9 – BANK NOTES PAYABLE

Short-term bank notes payables are lines of credit extended by banks that can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within six months. These short-term notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of cash (usually range from 30% to 100% of the face value of the notes) at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

The Company had the following bank notes payable as of September 30, 2016:

September 30, 2016
ICBC, due various dates from October 27, 2016 to March 29, 2017	$2,103,881
CMBC, due November 23, 2016 and December 12, 2016	422,625
ABC, due various dates from October 27, 2016 to March 28, 2017	442,185
CITIC, due February 5, 2017	179,904
Total	$3,148,595

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The Company had the following bank notes payable as of December 31, 2015:

December 31, 2015
ICBC, due various dates from January 17, 2016 to June 23, 2016	$2,409,055
CITIC, due various dates from January 28, 2016 to June 29, 2016	430,728
Total	$2,839,783

As of September 30, 2016 and December 31, 2015, $1,675,878 and $1,153,444 cash deposits were held by banks as a guaranty for the notes payable, respectively. In addition, as of September 30, 2016 and December 31, 2015, notes payable totaling $1,472,717 and $2,409,055 were secured by the personal properties of the Company’s principal shareholders and third party individuals, respectively.

NOTE 10 – INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Fuling Global and Total Faith are both offshore holding companies and are not subject to tax on income or capital gains under the laws of the Cayman Islands and British Virgin Islands, respectively.

Taizhou Fuling and Great Plastics are incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of the People’s Republic of China, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. Taizhou Fuling was recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15% from year 2012 to 2015. The Company is currently renewing its certificate of High-technology Company. Before the application is approved, the applicable income tax rate is 25%. The 15% tax rate is retroactive.

Domo, Fuling USA and Direct link are incorporated in the United States and subject to the U.S. federal and state income tax.

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The following table summarizes income (loss) before income taxes and non-controlling interest allocation:

	For the nine months ended	For the nine months ended
	September 30, 2016	September 30, 2015
United States	$(1,193,902)	$159,518
Foreign	9,989,792	7,995,402
Total	$8,795,890	$8,154,920

Significant components of the income tax provision were as follows:

	For the nine months ended	For the nine months ended
Current tax provision	September 30, 2016	September 30, 2015
United States	$-	$-
Foreign	1,385,062	1,155,524
Total	$1,385,062	$1,155,524

	For the nine months ended	For the nine months ended
Deferred tax expense (benefit)	September 30, 2016	September 30, 2015
United States	$(147,925)	$-
Foreign	-	-
Total	$(147,925)	$-

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Our operations in the U.S. have incurred a cumulative net operating loss of approximately $2,417,000 and $1,576,000, respectively, as of September 30, 2016 and December 31, 2015, which may be available to reduce future taxable income. This carry-forward will expire if is not utilized by 2035. Our deferred tax assets were primarily the result of US net operating loss.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, a valuation allowance of $467,177 was recorded against our gross deferred tax asset balance of $934,354 at September 30, 2016, and a valuation allowance of $319,252 was recorded against our gross deferred tax asset balance of $638,504 at December 31, 2015. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

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The following table reconciles the statutory rates to the Company’s effective tax rate:

	September 30,	September 30,
	2016	2015
U.S. Statutory rates	34.0%	34.0%
Foreign income not recognized in the U.S.	(34.2)	(33.3)
Foreign income tax rate	25.0	25.0
Effect of favorable income tax rate in certain entity in PRC	(13.1)	(8.2)
R&D tax credit (1)	-	(1.4)
Change in valuation allowance	1.7	-
Non-taxable permanent difference (2)	0.7	(1.8)
Effective tax rate	14.1%	14.2%

(1)	According to PRC tax regulation, 150% of current year R&D expense approved by local tax authority could be deducted from taxable income.

(2)	It represents expenses incurred by the Company that were not deductible for PRC income tax and income (loss) generated in countries with no income tax obligations.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Rent commitment

The Company's subsidiary Fuling USA leases manufacturing facilities under operating leases. Operating lease expense amounted to $459,315 and $400,601 for the nine months ended September 30, 2016 and 2015, respectively. Operating lease expense amounted to $182,771 and $134,580 for the three months ended September 30, 2016 and 2015, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve months ended September 30,
2017	$673,280
2018	685,229
2019	697,810
2020	710,456
2021	691,245
Thereafter	1,640,526
Total	$5,098,546

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Long-term borrowing payment commitment

According to the long-term borrowing agreement, the principal of the long-term borrowing is $937,600 and the total interest to be paid is $85,250. Future obligations for payments of long-term borrowing (see Note 8 – long-term borrowing) with interest payments are as below:

Twelve months ended September 30,
2017	$93,885
2018	102,271
2019	102,271
2020	102,271
2021	102,271
Thereafter	519,881
Total	$1,022,850

Letters of Credit

As of September 30, 2016 and December 31, 2015, the Company had $5,405,005 and $5,664,249 outstanding in trade letters of credit, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company rents space from one of their related parties. For the nine months ended September 30, 2016 and 2015, the total rent expense was $42,017 and $45,136, respectively. For the three months ended September 30, 2016 and 2015, the total rent expense was $13,818 and $15,045, respectively.

NOTE 13 – EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2016 and December 31, 2015, the balance of statutory reserve was $3,748,541 and $2,868,844, respectively.

Initial public offering ("IPO")

On October 26, 2015, the SEC declared effective the Company’s registration statement on Form F-1 (“IPO Registration Statement”). Pursuant to this IPO Registration Statement, along with the accompanying prospectus, the Company registered an offering of 4,000,000 shares of ordinary shares and up to 600,000 additional ordinary shares if the over-subscription option was exercised in full.

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On November 2, 2015, the Company issued 4,000,000 shares at a price of $5.00 per share. On November 4, 2015, the Company issued 38,423 shares pursuant to the over-subscription option granted to the underwriters according to the IPO Registration Statement. On November 4, 2015, the Company closed its initial public offering of 4,038,423 ordinary shares at a price of $5.00 per share for gross proceeds of $20,192,115 and net proceeds of $18,594,972.

After its IPO on November 2, 2015, the Company granted 15,705 shares and 12,000 shares collectively to its Chief Financial Officer and three directors, respectively, pursuant to the CFO employment agreement and director engagement letters the Company entered into in September 2015 and August 2015, respectively. $103,751 was recorded as stock based compensation expense for the period ended September 30, 2016.

NOTE 14– SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company's business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management's assessment, the Company has determined that it has only one operating segments as defined by ASC 280.

The following table presents revenue by major products for the nine and three months ended September 30, 2016 and 2015, respectively.

	For the nine months ended
	September 30, 2016	September 30, 2015

Cutlery	$42,183,940	$39,354,826
Straws	7,502,763	9,279,705
Cups and plates	18,261,341	16,534,638
Others	5,124,760	2,984,945
Total	$73,072,804	$68,154,114

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	For the three months ended
	September 30, 2016	September 30, 2015

Cutlery	$15,792,881	$11,919,728
Straws	2,980,268	3,839,319
Cups and plates	6,946,107	5,432,640
Others	2,181,357	1,217,072
Total	$27,900,613	$22,408,759

The following table presents revenue by geographic areas for the nine and three months ended September 30, 2016 and 2015, respectively.

	For the nine months ended
	September 30, 2016	September 30, 2015
Revenue from United States	$65,570,967	$62,915,584
Revenue from Europe	2,527,768	966,384
Revenue from Canada	1,156,453	794,942
Revenue from China	2,578,002	442,471
Revenue from other foreign countries	1,239,614	3,034,733
Total	$73,072,804	$68,154,114

	For the three months ended
	September 30, 2016	September 30, 2015
Revenue from United States	$23,566,884	$19,258,180
Revenue from Europe	1,078,126	40,008
Revenue from Canada	663,053	325,697
Revenue from China	1,799,620	127,662
Revenue from other foreign countries	792,930	2,657,212
Total	$27,900,613	$22,408,759

Long-lived assets of $39,832,571 and $2,825,716 were located in China and the United States, respectively, as of September 30, 2016. Long-lived assets of $22,979,974 and $2,584,056 were located in China and the United States, respectively, as of December 31, 2015.

NOTE 15 – SUBSEQUENT EVENTS

In October 2016, the Company repaid approximately $3.6 million bank loans and $0.2 million notes payable that become due. The Company also borrowed approximately $4.3 million bank loans as well as approximately $0.8 million notes payable from various banks in China. All the loans and notes payable are short term in nature and guaranteed by its shareholders, related parties and third parties.

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Exhibits

No.	Description
99.1	Press release dated November 14, 2016, titled “Fuling Global Inc. Reports Third Quarter 2016 Financial Results”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: November 14, 2016	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer

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